Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES CLOSURE OF HINTON PULP SALE

VANCOUVER, B.C., February 5, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG announced today that the Company has completed the sale of its Hinton Pulp mill to Mondi Group plc (“Mondi”) following completion of Canadian regulatory reviews and satisfaction of customary closing conditions.

“We would like to thank our dedicated employees, the community of Hinton, and the Government of Alberta, for their efforts in helping close this transaction,” said Sean McLaren, President & CEO West Fraser. “The future of the Hinton Pulp mill is bright.”

Hinton Pulp produces unbleached kraft pulp. West Fraser will continue to support the mill through a long-term fibre supply agreement.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, the expected future of the Hinton Pulp mill and realization of expected benefits from completion of the acquisition, including the continued support of the Hinton Pulp mill through a long-term fibre supply agreement. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including risks associated with the long-term fibre supply agreement, including credit and counterparty risk and our ability to successfully complete regulatory reviews and satisfy closing conditions, including requisite regulatory approvals, and the potential impact of the announcement or completion of the transaction on relationships, including regulatory bodies, employees, suppliers, customers and competitors. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the nine months ended September 29, 2023, dated October 25, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com